FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2010
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Salient Transaction Highlights:
•
R814 million BEE transaction over 4.5% of Sappi equity
•
Transaction qualifies as 30% BEE ownership in Sappi’s South African operations as required in terms of the Forest Sector Charter
•
Broad base of participants:
– Sappi’s South African employees;
– Strategic Partners; and
– Communities where Sappi’s South African businesses have mill and/or plantations
•
“A” Ordinary Shares issued to the Sappi Foundation for the benefit of Communities where Sappi’s
South African businesses have mill and/or plantations and Sappi’s South African employees
•
Prior Plantation BEE Deal restructured to achieve an efficient exit mechanism and “see-through”
value for Sappi’s South African employees and Strategic Partners
•
Allows a broad base of Sappi’s South African employees to participate in the Company’s strategic direction
•
Creates an attraction and retention tool for core skills amongst Sappi’s South African employees
•
Characteristics of the “A” Ordinary Shares:
– Full voting rights;
– Entitlement to dividends equal to 50% of the Sappi Ordinary Share dividend declared;
– A portion of the “A” Ordinary Shares to convert to Ordinary Shares at the end of the Transaction term;
– Dilution to current Ordinary Shareholders at the end of the Transaction term, as a result of the conversion to Ordinary Shares of a portion of the “A” Ordinary Shares, occurs incrementally and to the extent the Sappi Ordinary Share price exceeds circa ZAR74.47; and
– During the Transaction term “A” Ordinary Shares accounted for as treasury shares and therefore no impact on the Company’s salient financial ratios, e.g. EPS
•
Elevates Sappi to a “Level Four Contributor” in terms of the DTI Codes with 100% preferential recognition level in terms of the DTI Codes and the Forest Sector Charter
•

No impact on current Sappi financing facilities
•

Economic benefits of the Transaction exceed the Accounting IFRS 2 cost sappi
Sappi Limited
(Incorporated in the Republic of South Africa)
(Registration number 1936/008963/06)
JSE share code: SAP ISIN: ZAE000006284
(“Sappi” or “the Company”)
Sappi’s Proposed Black Economic Empowerment
(“BEE”) Transaction (the “Transaction”)
This announcement does not constitute or form part of any
offer or solicitation to purchase or subscribe for securities in the United States. The offering of the Ordinary Shares,
“A” Ordinary Shares, “A” Units and “B” Units in connection with the proposed transaction described in this announcement has not been and will not be registered under the U.S. Securities Act of 1933, as amended (the
“U.S. Securities Act”). Accordingly, such securities may only be offered and sold in transactions that are exempt from, or not subject to, the registration requirements of the U.S. Securities Act. The securities offered in the proposed transaction described in this announcement may be acquired outside of the
United States in accordance with Regulation S under the U.S. Securities Act.

1. Introduction
In Sappi’s 2009 Annual Report, shareholders were advised of Sappi’s intention to conclude a BEE equity transaction to broaden its shareholder base. Sappi views BEE as a key requirement for sustainable growth and social development in South Africa.
Shareholders are now advised that Sappi is proposing to implement a broad-based BEE ownership transaction to position it as a leading empowered producer in South Africa. The Transaction, if approved by shareholders, will include Lereko Investments
(Proprietary) Limited (“Lereko Investments”), Malibongwe Women Development Trust (“Malibongwe”) and AMB Capital Limited
(“AMB Capital”) (collectively referred to as “the Strategic Partners”), Sappi’s South African employees and communities within areas where Sappi’s South African businesses have mills and/or plantation business operations.
Sappi’s shareholder structure after the Transaction will be as follows:
2. Rationale for the Transaction
The South African Government has through the years promulgated various pieces of legislation to increase the participation of Historically Disadvantaged South Africans (“HDSAs”) in the South African economy through, inter alia, Broad Based Black
Economic Empowerment (“BBBEE”) Legislation.
Sappi is committed to the spirit and principles contained in the BBBEE Legislation as well as the South African Forest Sector
Charter (the “Forestry Charter”) to which the Company is a signatory via its membership of both Forestry South Africa and the Paper Making Association of South Africa. With effect from calendar year 2010, Sappi’s South African business will be evaluated against the Forestry Charter’s scorecard and not the generic BBBEE scorecard set out in the Department of Trade and Industry’s Code of Good Practice for BBBEE (“DTI Codes”).
Currently, Sappi’s South African business holds a score of 54 points on the BBBEE scorecard which classifies it as a “Level Six
Contributor” with a preferential procurement recognition level of 60%. This means that 60% of the value of all purchases from
Sappi’s South African business qualifies as preferential procurement spend in a customer’s BBBEE scorecard.
As a result of the Transaction and in terms of the BBBEE Legislation, the Employee Share Ownership Plan Trust (“ESOP”),
Management Share Ownership Plan Trust (“MSOP”) and Sappi Foundation Trust (“Sappi Foundation”) (collectively the “BEE
Trusts”) as well as the Strategic Partners will hold Ordinary and “A” Ordinary Shares equivalent to 4.5% in Sappi post the
Transaction. This will result in Sappi meeting the requirements of the Forestry Charter regarding ownership that require empowered parties to hold a combined effective 30% interest in Sappi’s South African business.
Sappi’s empowerment rating agency Empowerdex (Proprietary) Limited (“Empowerdex”) has also determined that at inception of the Transaction, Sappi’s South African business will be eligible for 15 points out of a maximum 25 points in terms of the ownership scorecard of the Forestry Charter. This will elevate Sappi to a “Level Four Contributor” and a 100% procurement recognition level. Sappi’s South African customers have similar BEE requirements and consider Sappi’s level of empowerment when transacting with the Company – thus making this Transaction a commercial imperative.
AMB Capital
Ordinary Shares:
643,227
Sappi Limited
Ordinary Shares:
1,971,693
Lereko Investments
Ordinary Shares:
432,842
0.12%
0.37%
0.08%
Ordinary Shares:
515,484,265
95.50%
“A” Ordinary
Shares: 13,889,195
Ordinary Shares:
1,280,597
ESOP
2.81%
“A” Ordinary
Shares: 3,642,969
0.67%
“A” Ordinary
Shares: 2,429,312
0.45%
Strategic Partners
Malibongwe
MSOP
Sappi
Foundation
Other
Shareholders

The inclusion of the BEE Trusts and Strategic Partners in the Transaction broadens the Company’s HDSA shareholder base. This creates wealth across a large number of new shareholders and attracts as well as retains core skills amongst the
Company’s HDSA managers and South African employees (as defined in paragraphs 3.1.2 and 3.1.3 of this announcement).
Overall, Sappi believes that the implementation of the Transaction will create sustainable growth in its South African business operations, improve its BEE profile with local authorities responsible for the issue of licences and permits, benefit the South
African communities in which its operations are situated and most importantly offer the majority of its South African employees the opportunity to hold a direct stake in the Company whilst attracting and retaining the relevant skills.
3. Terms of the Transaction
3.1 Transaction participants
3.1.1 Strategic Partners
As previously discussed, the Strategic Partners for the Transaction is a consortium led by Lereko Investments and includes AMB Capital and Malibongwe who will, collectively, exchange their participation in the Plantation BEE Deal for Sappi ordinary shares.
3.1.2 ESOP
An ESOP Trust will be created to hold an interest in Sappi for the benefit of Sappi’s permanent South African employees who are either:
– HDSA in Peromnes employment grades 8 to 18 or Sappi wage level A to F, both inclusive; or
– non-HDSA in Peromnes employment grades 6 to 18 or Sappi wage level A to F, both inclusive;
– employed by Sappi’s South African business;
– excluding any person/s who renders services to Sappi at any time through the involvement of:
– a labour brokerage;
– by temporary contract other than as an employee of any member of the Sappi group; or
– who is a member of any other share option or share incentive plan implemented by any member of Sappi
(excluding HDSA employees)
3.1.3 MSOP
A MSOP Trust will be created to hold an interest in Sappi for the benefit of Sappi’s permanent managers who are exclusively HDSAs and employed by Sappi’s South African business with employment grades 1 to 7 according to
Sappi’s Peromnes grading system.
3.1.4 Sappi Foundation
The Sappi Foundation Trust will be created and its beneficiaries in South Africa will include, inter alia, growers and
communities in geographical areas where Sappi’s South African business has milling and/or plantation operations.
3.2 Restructure of the Plantation BEE Deal and specific issue of Ordinary Shares
In April 2006 Sappi announced the Plantation BEE Deal, which was effected at a Sappi South African subsidiary level, with the Strategic Partners. In terms of the Plantation BEE Deal, Lereko Property Company (Proprietary) Limited (“LPC”)
acquired a 25% undivided share in Sappi’s South African plantation land, excluding the value of the plantations, coupled with the right to develop the Sappi land not utilised for forestry operations. The right of use over all the land in terms of the underlying arrangements remained with Sappi. The Strategic Partners through their shareholding in LPC and Sappi’s
South African employees hold, respectively, 70% and 30% of the entitlement to the value of the aforementioned 25% stake.
After considering the efficacy of the Plantation BEE Deal, the Company and the Strategic Partners have concluded that the Plantation BEE Deal should be unwound and an alternative and sustainable transaction be implemented at the Sappi level to ensure,
inter alia, “see-through” value and an efficient exit mechanism for its Strategic Partners and Sappi’s South
African employees.
The existing rights held by the Strategic Partners and Sappi’s South African employees to participate in the development land not utilised for forestry operations will be retained by these parties in a new separate vehicle.
The Strategic Partners have agreed to exchange their shareholding in LPC for 3,047,762 Sappi new listed Sappi ordinary shares with a par value of R1.00 each (“Ordinary Shares”) at a price of R33.50 each, being the 30-day volume weighted average price (“VWAP”) of Sappi’s Ordinary Share as at Friday 5 February 2010 (the “Transaction price”) for a total consideration of R102.1 million. The Strategic Partners will therefore hold approximately 0.57% of the post dilution Ordinary
Shares in issue.
Restrictions applying to the disposal of the Ordinary Shares by the Strategic Partners are detailed in the Transaction
Agreements, which are available for inspection at Sappi’s registered office.
Similarly, the 30% entitlement to shares in LPC held by Sappi’s South African employees will be exchanged for 1,280,597
Ordinary Shares at the Transaction price for a total consideration of R42.9 million. These Ordinary Shares will be housed within the ESOP Trust and will be subject to various restrictions detailed in the Transaction Agreements. Sappi will contribute approximately R1.3 million to the ESOP to enable it to acquire the Ordinary Shares at their par value of
R1.00 per Ordinary Share.

The abovementioned Ordinary Shares will rank
pari passu with all other Ordinary Shares and will be entitled to receive dividends on the same basis as all other Ordinary Shares.
3.3 Creation and specific issue of “A” Ordinary Shares
Sappi is proposing the creation of a new class of equity shares with a par value of R1.00 each (““A” Ordinary Shares”) to facilitate the Transaction for the BEE Trusts. The “A” Ordinary Shares will be issued as follows:
– 13,889,195 “A” Ordinary Shares at par value of R1.00 to the ESOP comprising approximately 2.57% of the post dilution issued share capital of Sappi;
– 3,642,969 “A” Ordinary Shares at par value of R1.00 to the MSOP comprising approximately 0.67% of the post dilution issued share capital of Sappi; and
– 2,429,312 “A” Ordinary Shares at par value of R1.00 to the Sappi Foundation comprising approximately 0.45% of the post dilution issued share capital of Sappi.
The salient characteristics of the “A” Ordinary Shares are:
– the “A” Ordinary Shares will rank
pari passu with the Ordinary Shares in all respects, save they will qualify for 50% of the dividend payable on the Ordinary Shares;
– the “A” Ordinary Shares will have full voting rights;
– the “A” Ordinary Shares will not be listed on the JSE Limited (“JSE”). Accordingly, Sappi has received dispensation from the JSE to ensure that the “A” Ordinary Shares will be included in determining a quorum and be entitled to vote on any or all resolutions proposed at meetings of Ordinary Shareholders;
– the “A” Ordinary Shares will be treated as treasury shares until the end of the Transaction term, which date is expected to be 2 September 2019, and therefore shall not be included in the calculation of the Company’s salient financial ratios such as basic earnings per share; and
– post the Transaction term, the Company will have the option to implement the Repurchase Formula in paragraph 3.3.1, resulting in a portion of the “A” Ordinary Shares converting to Ordinary Shares. This will cause some dilution to current
Ordinary Shareholders incrementally to the extend the Sappi Ordinary Share price exceeds ZAR74.47.
Sappi will advance a loan of approximately R20 million to the BEE Trusts to acquire the “A” Ordinary Shares at their par value of R1.00 each. At the end of the Transaction Sappi will have the option to purchase a number of “A” Ordinary Shares at their par value of R1.00 as calculated in terms of the Repurchase Formula, defined in paragraph 3.3.1 (the “Sappi Call
Option”).
3.3.1 Worked example
The ESOP example below is illustrative of the Transaction structure set out above.
At Effective Date
– The beneficiaries of the ESOP will be allocated “A” Units and “B” Units. The “A” and “B” Units represent the respective interests of the beneficiaries in the “A” Ordinary Shares and Ordinary Shares held by the ESOP.
– The ESOP Trust will be extended an interest free loan of R13.9 million by Sappi to acquire the 13,889,195
“A” Ordinary Shares at a par value of R1.00.
Dividends
The “A” Ordinary Shares will receive “A” Ordinary Share dividends equal to 50% of the Ordinary Share dividends.
The South African employees who are beneficiaries of the ESOP will receive “A” Ordinary Share dividends based on the number of “A” Units and Ordinary Share dividends based on the number of “B” Units they have been allocated by the Company in the ESOP.
At the end of the Transaction term
The number of “A” Ordinary Shares that Sappi has the right to repurchase in terms of the Sappi Call Option will be determined with reference to the following formula (“Repurchase Formula”):
N = [A X (1+r )^t] / B
where:
N is the number of “A” Ordinary Shares which may be repurchased by Sappi;
A Outstanding balance at the effective date of the Transaction (13.9 million “A” Ordinary Shares at a price of R32.50
(being the R33.50 price per ordinary share less the R1.00 par value which was actually paid by the ESOP Trust)
= R451.4 million);
r is the hurdle rate of 9.1%;
t is the Transaction term; and
B is the 30-day VWAP per Ordinary Share on the JSE on the business day prior to the implementation of the
Repurchase Formula.
Assuming the price at the end of the period is R180 (“B” in the above formula) and the outstanding balance is
R1,003 million (R451.4 x ((1+9.1%)^9.2)) at the end of the Transaction, Sappi has the option to acquire approximately
5.6 million “A” Ordinary Shares (R1,003 million/R180). The residual 8,3 million (13,9 million – 5,6 million) “A” Ordinary
Shares not repurchased by the Company will be distributed to the South African employees (as defined in paragraphs

3.1.2 and 3.1.3) in proportion to their “A” Units post settlement of all costs and obligations of the ESOP. Subsequent to the distribution, the “A” Ordinary Shares will automatically convert into Ordinary Shares.
The Ordinary Shares in the ESOP will also be distributed to the South African employees in proportion to their “B” Units and are not subject to the Repurchase Formula as they are intended to represent an exchange of the value of 30% of the shares in LPC for Ordinary Shares at fair value.
A portion of the “A” Ordinary Shares (which shall be retained in the ESOP Trust and converted to Ordinary Shares in the ESOP Trust), will be sold by the ESOP Trust. The proceeds of the sale will be utilised towards the settlement of the loan advanced for purposes of acquiring the “A” Ordinary Shares at par value and any other expenses which may have been incurred by the ESOP Trust during the course of the Transaction.
The above illustrative example would be applicable to the MSOP and Sappi Foundation and these examples will be included in the detailed circular to be posted to shareholders. However, the Sappi Foundation will retain the Ordinary
Shares resulting from the conversion from the “A” Ordinary Shares to further its aims and will not distribute them to its respective beneficiaries.
4. Vesting and Allocation of the “A” Units and “B” Units
4.1 Vesting and Allocation of the “A” Units for the ESOP and MSOP
Allocation of “A” Units
The initial allocation of the “A” Units will be determined by the Board of Directors of Sappi (the “Board”) through the
Sappi Remuneration Committee, whilst the vesting process will be managed by the Trustees of the MSOP and ESOP in accordance with the provisions of the Trust Deeds. The ESOP Trustees will seek to ensure that, in terms of the ESOP Trust
Deed, the “A” Units issued by the ESOP Trust remain majority held by HDSA participants.
Over time, new Sappi South African employees who satisfy the criteria in clause 3.1.2 and 3.1.3 will also be beneficiaries in each of the ESOP and MSOP Trusts and therefore receive “A” Units in accordance with the following formula (“Allocation
Formula”):
A = [(C-B)/C]*O
where:
A: Allocation of “A” Units;
B: Months lapsed from effective date to date of issue;
C: Months between effective date and the end of the Transaction term; and
O: Original number of “A” Units issued to South African employees, based on the Allocation Formula present at the effective date.
Vesting schedule
An employee must remain employed by Sappi for a minimum period of 36 months prior to such employee receiving an entitlement to their allocated “A” Units (“minimum service period”). Forty percent (40%) of the allocated “A” Units will vest immediately after the minimum service period.
The “A” Units will vest in accordance with the following schedule:
Completed months of
Incremental vesting of
Cumulative vesting of
service after effective date
entitlements (%)
entitlements (%)
0 – 35 0 0
36 – 48 40 40
49 – 60 10 50
61 – 72 10 60
73 – 84 10 70
85 – 96 10 80
97 – 108 10 90
109 – Termination Date 10 100
South African employees subsequently employed by Sappi after the effective date (“subsequent permanent employees”)
will be allocated “A” Units in accordance with the Allocation Formula. These “A” Units will also vest in accordance with the allocation schedule. However, to the extent that such subsequent permanent employees remain in the employment of the
Company beyond the minimum service period and have been allocated “A” Units which have not yet vested at the end of the Transaction term, all such unvested “A” Units will vest in his or her name on such date.
To the extent that an employee leaves the employ of the Company after the minimum service period but before the end of the Transaction term, he or she will forfeit their unvested “A” Units (“exiting beneficiary”). He or she will retain such “A” Units which have vested, but the converted Ordinary Shares, if any, arising from the “A” Units will only be received at the end of the Transaction.
An employee beneficiary of the ESOP and MSOP Trusts who is dismissed by the Company will lose his or her vested and unvested “A” Units and/or “B” Units.

For illustrative purposes, an exiting beneficiary who received an allocation of 100 “A” Units at inception and who resigns in month 83 will retain 70 “A” Units which represents his or her entitlement to receive 70 “A” Ordinary Shares at the end of the term of the Transaction, subject to the implementation of the Repurchase Formula. The same exiting beneficiary will forfeit his or her entitlement to 30 “A” Units which represent his or her entitlement to receive 30 “A” Ordinary Shares at the end of the Transaction term, subject to the implementation of the Repurchase Formula.
In the case of an existing beneficiary who received an allocation of 100 “A” Units at inception and who dies in month 83, such deceased beneficiary will have the equivalent value of their 70 “A” Ordinary Shares transferred to the deceased’s estate. The deceased beneficiary will forfeit his or her entitlement to 30 “A” Ordinary Shares which represent his or her entitlement to receive 30 “A” Ordinary Shares at the end of the Transaction term subject to the implementation of the
Repurchase Formula.
“A” Ordinary Shares in respect of unallocated or forfeited “A” Units which remain in the ESOP and MSOP Trust at the end of the Transaction term will be re-allocated to the remaining beneficiaries on a pro rata basis.
4.2 Vesting and Allocation of the “B” Units for the ESOP
All South African employees who are beneficiaries of the ESOP on the Effective Date will receive an equal number of
“B” Units. In addition, South African employees joining the Company after the effective date will be allocated “B” Units over the term of the Transaction, on a time apportioned basis, in accordance with the allocation formula.
The Ordinary Shares represented by the “B” Units will vest on the basis of the same vesting schedule as the “A” Ordinary
Shares and the same minimum qualification criteria will be enforced. The “B” Units are not subject in any way to the
Repurchase Formula.
4.3 Vesting and Allocation of the “A” Units for the Sappi Foundation
The “A” Ordinary Shares will vest immediately at the effective date of the Transaction. However the Sappi Foundation may not dispose of the “A” Ordinary or resulting Ordinary Shares until the Trustees of the Sappi Foundation take the decision to wind-up the Sappi Foundation and distribute the proceeds to its beneficiaries, which shall not be before the end of the
Transaction term.
5. Pro forma financial information
The unaudited
pro forma financial effects for the Transaction related to the Specific Issue, which are the responsibility of the
Sappi Directors, have been prepared for illustrative purposes only and due to the nature thereof, may not fairly represent
Sappi’s financial position. The unaudited
pro forma financial effects assume that the Transaction related to the Specific Issue has been fully implemented on 29 September 2008 for income statement purposes and 27 September 2009 for balance sheet purposes. They do not purport to be indicative of what the financial results would have been, had the Transaction related to the Specific Issue been implemented on a different date. The unaudited pro forma financial effects for the Transaction related to
the Specific Issue are based on the assumptions set out in the notes and assumptions below and include assumptions based on the Transaction subscription price.
The unaudited
pro forma financial effects for the Transaction related to the Specific Issue are set out in the table below in a manner consistent in all respects with IFRS and Sappi’s accounting policies. They should also be read in conjunction with the notes thereto and the report of the Reporting Accountants which will be contained in the circular to be posted to shareholders.
Unaudited pro forma per Ordinary Share information for the financial year ended 27 September 2009
The
pro forma financial information for the Specific Issue is as follows:
Before the
After the
Change
Specific Issue
Specific Issue
(%)
Net asset value per Ordinary Share US$ 3.48 3.45 (0.9)
Tangible net asset value per Ordinary Share US$ 3.42 3.39 (0.9)
Basic loss per Ordinary Share US cents (37) (41) (10.8)
Diluted loss per Ordinary Share US cents (37) (41) (10.8)
Headline loss per Ordinary Share US cents (21) (25) (19.0)
Diluted headline loss per Ordinary Share US cents (21) (25) (19.0)
Weighted average number of Ordinary Shares in issue millions 482.6 486.9 0.9
Weighted average diluted number of Ordinary Shares in issue millions 482.6 486.9 0.9
Notes and assumptions:
1. The unaudited
pro forma financial effects before the implementation of the Specific Issue are based on the audited group income statement and group balance sheet for the financial year ended 27 September 2009.
2. The unaudited
pro forma financial effects per Ordinary Share after the Specific Issue are based on the assumptions that:
(a) the Specific Issue was implemented with effect from 29 September 2008 for calculation of the income statement effects and as at 27 September 2009 for calculation of the balance sheet effects;
(b) the income statement effects have been converted from Rands into US Dollars at the average rate of exchange for the year being US$1: ZAR9.0135 and the balance sheet at the year-end rate of exchange as at September 2009 being US$1: ZAR7.4112;
(c) 4,328,359 new Ordinary Shares at Par Value were issued at a price of R33.50 to the Strategic Partners and the ESOP Trust;

(d) 19,961,476 new “A” Ordinary Shares were issued to the BEE Trusts of which 2,429,312 were issued to the Sappi Foundation, 3,642,969 were issued to the MSOP Trust and 13,889,195 were issued to the ESOP Trust at Par Value. The number of “A” Ordinary Shares above has been calculated on the net Ordinary Shares in issue as at 27 December 2009 of 515.5 million instead of 27 September 2009 of 515.7 million to reflect the actual number of
“A” Ordinary Shares that will be issued. See reconciliation below:
Net Ordinary Shares as at 27 September 2009 515,733,305
Employee Share Scheme shares forfeited, released and other (249,040)
Net Ordinary Shares as at 27 December 2009 515,484,265
(e)  the BEE Trusts are consolidated for accounting purposes and the Shares issued to these entities are regarded as treasury shares and excluded from the above calculations. At Conversion Date, should the Sappi Ordinary Share price exceed approximately ZAR74.47, certain of the “A” Ordinary Shares will convert to Ordinary Shares which will result in some dilution to current Ordinary Shareholders.
3. The total share-based non-cash payment charge for the Specific Issue amounts to US$46 million (R417 million). This is made up as follows:
(a)  a once-off share-based non-cash payment charge of US$16 million (R141 million) and a US$1 million (R4 million) settlement of an embedded derivative liability. Both relate to payments to the Strategic Partners and ESOP in respect of partially collapsing the existing Plantation BEE Deal with regard to repurchasing the shareholding in LPC from the Strategic Partners and the ESOP Trust by issuing 4.3 million Ordinary Shares; and
(b)  a share-based non-cash payment charge associated with the BEE Trusts amounting to US$30 million (R272 million) which will be expensed in the income statement over the Lock-Up Period. The charge for the financial year ended 27 September 2009 amounts to US$8 million (R72 million) of which
US$4 million (R33 million) is a once-off cost.
4. The once-off transaction cash costs incurred in establishing this Transaction amount to US$2 million (R15 million) which is debited against the share premium account.
5. The weighted average number of shares in issue includes the Ordinary Shares issued to the Strategic Partners and the ESOP Trust.
6. The share-based payment relating to the BEE Trusts was calculated with reference to the requirements of International Financial Reporting Standards
(“IFRS”), including IFRS 2 – Share-Based Payments and AC 503 – Accounting for Black Economic Empowerment Transactions (“AC 503”) and represents approximately 1.6% of the market capitalisation of Sappi. It should be noted that AC 503 does not allow for the recognition of the benefits of BEE which are believed to outweigh the costs of the Transaction (refer to independent opinion from Nedbank Capital, a division of Nedbank Limited (“Nedbank Capital”), set out in paragraph 6).
6. Opinions and recommendations
In terms of the JSE Listings Requirements, Nedbank Capital has been appointed by the Board as the independent professional expert to determine if the terms and conditions of the “A” Ordinary Shares are fair to the Ordinary Shareholders.
Nedbank Capital has considered the terms and conditions of the “A” Ordinary Shares and is of the opinion that such terms and conditions are fair to Ordinary Shareholders.
The Board has considered the terms and conditions of the Transaction and the opinion of the independent professional expert and is of the opinion that the Transaction is fair and in the best interests of Sappi and its Ordinary Shareholders.
The Board therefore recommends that Ordinary Shareholders vote in favour of the Transaction and the ordinary and special resolutions to be proposed at the General Meeting. In respect of their personal holdings in Sappi, the relevant Board members intend to vote their Ordinary Shares in favour of the Transaction and the ordinary and special resolutions to be proposed at the General Meeting.
7. Conditions precedent
The implementation of the Transaction is subject to the fulfilment of the following conditions precedent:
– the approval and passing of all necessary resolutions by Ordinary Shareholders at the General Meeting; and
– the registration of the special resolutions with CIPRO.
8. Salient dates and times
2010
Circular posted to Ordinary Shareholders on or about
Wednesday 31 March
Form of proxy for the General Meeting to be received by 03:00pm on
Tuesday 27 April
General meeting to be held at 03:00pm on
Thursday 29 April
Results of General Meeting released on SENS on
Thursday 29 April
Results of General Meeting published in the press on
Friday 30 April
Special resolutions lodged with CIPRO on or about
Friday 30 April
Notes:
1. These dates and times are subject to amendment. Any material amendment will be released on SENS and published in the press.
2. All times given in this announcement are local times in South Africa.
9. Circular
A circular to Ordinary Shareholders containing details of all resolutions and the notice of General Meeting will be posted to all
Ordinary Shareholders registered on the record date for the Transaction on or about Wednesday 31 March 2010.
Braamfontein
24 March 2010

Reporting accountants
and auditors
Legal advisors
Sponsor
Merchant bank and
Transaction sponsor
Independent professional
expert
Communications advisors
Financial advisor to the
Strategic Partners
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Legal advisors to the
Strategic Partners
Lead Strategic Partner
sappi
Great ideas start on paper.
Getting from A to B can sometimes be a little tricky,
but not when you have paper and the power of
Imagination building bridges between ideas and
reality. Who knows what divide paper will help us
cross next?
Sappi is a leading global producer of coated fine paper and
chemical cellulose
Flo

INCORPORATION BY REFERENCE
Sappi Limited’s information herein is furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European acquisition (the “Acquisition”) will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2010
SAPPI LIMITED,
Name: L. J. Newmam
Title: Group Financial Controller
L. J. Newman By: /s/